Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THIRD QUARTERLY REPORT OF 2016

Summary

The 2016 third quarterly financial report of China Southern Airlines Company Limited (the “Company”, together with its subsidiaries, the "Group") was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to Rules 13.09 and 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1

1	Important Notice

1.1	The board of directors (the “Board”) and the supervisory committee of the Company and its directors (the “Directors”), supervisors and senior management warrant the truthfulness, accuracy and completeness of the content contained in this quarterly report, and the report does not contain inaccurate or misleading statements or material omission, and jointly and severally accept full legal responsibility.

1.2	All Directors attended the meeting of the Board and considered the quarterly report.

1.3	The responsible person of the Company, Mr. Wang Chang Shun (Chairman), the responsible person of the Company and the finance work of the Company, Mr. Tan Wan Geng (Vice Chairman and President of the Company), and the responsible person of the accounting department, Mr. Xiao Li Xin (Chief Financial Officer of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this quarterly report.

1.4	The third quarterly report of the Company is unaudited.

2	Major accounting data and changes of shareholders of the Company

2.1	Major accounting data

Unit: Million     Currency: RMB

		31 December 2015
	30 September 2016	After Adjustment	Before Adjustment	Increase/ (decrease) (%)
Total assets	192,587	186,499	186,250	3.26
Net assets attributable to the shareholders of the Listed Company	44,342	39,191	38,966	13.14

		Nine months ended 30 September 2015
	Nine months ended 30 September 2016	After Adjustment	Before Adjustment	Increase/ (decrease) (%)
Net cash flows from operating activities	20,569	19,474	19,481	5.62

		Nine months ended 30 September 2015
	Nine months ended 30 September 2016	After Adjustment	Before Adjustment	Increase/ (decrease) (%)
Operating revenue	86,652	85,351	85,328	1.52
Net profit attributable to the shareholders of the Listed Company	6,441	4,686	4,656	37.45
Net profit attributable to the shareholders of the Listed Company after deducting non-recurring gains and losses	5,905	4,393	4,393	34.42
Weighted average return on net assets (%)	15.34	12.35	12.33	Increase by a percentage of 2.99
Basic earnings per share (RMB/share)	0.66	0.48	0.47	37.50
Diluted earnings per share (RMB /share)	0.66	0.48	0.47	37.50

Non-recurring gains and losses

☑Applicable ☐Not applicable

2

Unit: Million     Currency: RMB

Items	Amount for the period from July to September	Nine months ended 30 September 2016	Notes
Gains and losses on disposal of non-current assets	196	479
Profit or loss of subsidiaries generated before combination date of a business combination involving enterprises under common control	4	25
Reversal of provision for bad and doubtful debts assessed on an individual basis		1
Other non-operating income and expenses besides items above	180	379
Effect of income tax	-90	-208
Effect on non-controlling interests after taxation	-45	-140
Total	245	536

3

2.2	Total number of shareholders, particulars of the top ten shareholders and the top ten shareholders holding the Company’s tradable shares not subject to selling restrictions as at the end of the reporting period

Unit: Share

Total number of shareholders (shareholders)			295,297
Particulars of the top ten shareholders
	Number of		Number of shares	Pledged or frozen shares
Name of the shareholder (in full)	shares held as at the end of the reporting period	Shareholding (%)	subject to trading restrictions	Status	Number of shares	Capacity
China Southern Air Holding Company (“CSAHC”)	4,039,228,665	41.14	0	No	0	State-owned legal entity
HKSCC Nominees Limited	1,749,509,988	17.82	0	Not known	Not known	Overseas legal entity
Nan Lung Holding Limited (“Nan Lung”)	1,033,650,000	10.53	0	No	0	State-owned legal entity
China Securities Finance Corporation Limited	257,237,769	2.62	0	Not known	Not known	State-owned legal entity
Zhong Hang Xin Gang Guarantee Co., Ltd.	70,000,000	0.71	0	Not known	Not known	Domestic Non-state-owned legal entity
Central Huijin Investment Ltd.	64,510,900	0.66	0	Not known	Not known	State-owned legal entity
China National Aviation Corporation (Group)Limited	49,253,400	0.50	0	Not known	Not known	State-owned legal entity
China Construction Bank Corporation – Huashang Shuangzhai Fengli Bond Equity Investment Fund	37,298,112	0.38	0	Not known	Not known	Domestic Non-state-owned legal entity
Industrial and Commercial Bank of China. — SSE 50 ETF Index Securities Investment Fund	26,353,395	0.27	0	Not known	Not known	Domestic Non-state-owned legal entity
Yinhua Fund – Agricultural Bank of China– Yinhua CSI Financial Assets Management Scheme	25,425,500	0.26	0	Not known	Not known	Domestic Non-state-owned legal entity
ICBC Credit Suisse Fund – Agricultural Bank of China – ICBC Credit Suisse CSI Financial Assets Management Scheme	25,425,500	0.26	0	Not known	Not known	Domestic Non-state-owned legal entity
Da Cheng Fund – Agricultural Bank of China – Da Cheng CSI Financial Assets Management Scheme	25,425,500	0.26	0	Not known	Not known	Domestic Non-state-owned legal entity
Harvest Fund – Agricultural Bank of China –Harvest CSI Financial Assets Management Scheme	25,425,500	0.26	0	Not known	Not known	Domestic Non-state-owned legal entity
Bosera Fund – Agricultural Bank of China –Bosera CSI Financial Assets Management Scheme	25,425,500	0.26	0	Not known	Not known	Domestic Non-state-owned legal entity
Lombarda China Fund – Agricultural Bank of China – Lombarda China CSI Financial Assets Management Scheme	25,425,500	0.26	0	Not known	Not known	Domestic Non-state-owned legal entity
China Asset Management – Agricultural Bank of China – China Asset Management CSI Financial Assets Management Scheme	25,425,500	0.26	0	Not known	Not known	Domestic Non-state-owned legal entity
E Fund – Agricultural Bank of China – E Fund CSI Financial Assets Management Scheme	25,425,500	0.26	0	Not known	Not known	Domestic Non-state-owned legal entity
GF Fund –Agricultural Bank of China – GF CSI Financial Assets Management Scheme	25,425,500	0.26	0	Not known	Not known	Domestic Non-state-owned legal entity
CSAM – Agricultural Bank of China –CSAMCSI Financial Assets Management Scheme	25,425,500	0.26	0	Not known	Not known	Domestic Non-state-owned legal entity

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Particulars of the top ten shareholders holding

the Company’s tradable shares not subject to trading restrictions

		Type and number of shares
Name of the shareholder (in full)	Number of tradable shares not subject to selling restrictions	Type of shares	Number of shares
China Southern Air Holding Company	4,039,228,665	RMB-denominated Ordinary shares	4,039,228,665
HKSCC Nominees Limited	1,749,509,988	Overseas listed foreign shares	1,749,509,988
Nan Lung Holding Limited	1,033,650,000	Overseas listed foreign shares	1,033,650,000
China Securities Finance Corporation Limited	257,237,769	RMB-denominated Ordinary shares	257,237,769
Zhong Hang Xin Gang Guarantee Co., Ltd.	70,000,000	RMB-denominated Ordinary shares	70,000,000
Central Huijin Investment Ltd.	64,510,900	RMB-denominated Ordinary shares	64,510,900
China National Aviation Corporation (Group) Limited	49,253,400	RMB-denominated Ordinary shares	49,253,400
China Construction Bank Corporation – Huashang Shuangzhai Fengli Bond Equity Investment Fund	37,298,112	RMB-denominated Ordinary shares	37,298,112
Industrial and Commercial Bank of China. — SSE 50 ETF Index Securities Investment Fund	26,353,395	RMB-denominated Ordinary shares	26,353,395
Yinhua Fund – Agricultural Bank of China– Yinhua CSI Financial Assets Management Scheme	25,425,500	RMB-denominated Ordinary shares	25,425,500
ICBC Credit Suisse Fund –Agricultural Bank of China – ICBC Credit Suisse CSI Financial Assets Management Scheme	25,425,500	RMB-denominated Ordinary shares	25,425,500
Da Cheng Fund – Agricultural Bank of China – Da Cheng CSI Financial Assets Management Scheme	25,425,500	RMB-denominated Ordinary shares	25,425,500
Harvest Fund – Agricultural Bank of China –Harvest CSI Financial Assets Management Scheme	25,425,500	RMB-denominated Ordinary shares	25,425,500
Bosera Fund – Agricultural Bank of China –Bosera CSI Financial Assets Management Scheme	25,425,500	RMB-denominated Ordinary shares	25,425,500
Lombarda China Fund – Agricultural Bank of China – Lombarda China CSI Financial Assets Management Scheme	25,425,500	RMB-denominated Ordinary shares	25,425,500
China Asset Management – Agricultural Bank of China – China Asset Management CSI Financial Assets Management Scheme	25,425,500	RMB-denominated Ordinary shares	25,425,500
E Fund – Agricultural Bank of China – E Fund CSI Financial Assets Management Scheme	25,425,500	RMB-denominated Ordinary shares	25,425,500
GF Fund – Agricultural Bank of China – GF CSI Financial Assets Management Scheme	25,425,500	RMB-denominated Ordinary shares	25,425,500
CSAM – Agricultural Bank of China –CSAMCSI Financial Assets Management Scheme	25,425,500	RMB-denominated Ordinary shares	25,425,500

Explanation of the connected relationship or acting in concert relationship of the above shareholders	Nan Lung is incorporated in Hong Kong and a wholly-owned subsidiary of CSAHC. The Company is not aware of any other connected relationship between other shareholders. The H shares held by HKSCC Nominees Limited include the 31,120,000 H shares of the Company held by Yazhou Travel Investment Company Limited, a fourth level subsidiary of CSAHC incorporated in Hong Kong.

Explanation of the preference shareholders with restored voting rights and its number of shares	Not applicable.

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2.3	Total number of preference shareholders, particulars of the top ten preference shareholders and the top ten preference shareholders holding the Company’s tradable preference shares not subject to selling restrictions as at the end of the reporting period

☐Applicable ☑Not applicable

3	Major Events

3.1	Significant changes in major accounting items and financial indicators of the Company and the reasons for such changes

☑Applicable ☐Not applicable

3.1.1 Significant changes in major items in consolidated balance sheet:

Unit: million Currency: RMB

Items	30 September 2016	31 December 2015	Increase/ (decrease) (%)	Main reason(s) for the change
Short-term loans	4,254	19,483	-78.17	Mainly due to the repayment of short-term loans in the reporting period
Other current liabilities	18,513	8,000	131.41	Mainly due to the issuance of short-term financing bills in the reporting period
Taxes payable	1,461	240	508.75	Mainly due to the increase in the accrual of enterprise income tax which has not yet paid
Interest payable	670	385	74.03	Mainly due to the increase in the accrual of interest generated by the issuance of new bonds and short-term financing bills in the reporting period
Long-term loans	1,297	12,884	-89.93	Mainly due to the increase of the repayment of long-term loans in the reporting period
Bonds payable	14,302	3,000	376.73	Mainly due to the issuance of new bonds in the reporting period
Other non-current liabilities	2,666	1,895	40.67	Mainly due to the increase in the maintenance fund resulted from the increase of operating lease aircraft and the effect of the change in the fair value of hedging instruments in the reporting period
Retained earnings	19,035	13,411	41.94	Mainly due to the profits earned in the reporting period

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3.1.2 Significant changes in major items in consolidated income statement:

Unit: million Currency: RMB

Items	Nine months ended 30 September 2016	Nine months ended 30 September 2015	Increase/ (decrease) (%)	Main reason(s) for the change
Financial expenses	3,825	5,789	-33.93	Mainly due to the decrease in exchange loss resulted from depreciation of the RMB against the USD in the reporting period
Investment income	836	612	36.60	Mainly due to the increase in profits of the aviation investees in the reporting period
Non-operating income	2,858	2,137	33.74	Mainly due to the increase in government grants and gains on disposal of non-current assets in the reporting period
Income tax expense	2,243	1,621	38.37	Mainly due to the increase in profit before income tax in the reporting period

3.1.3 Significant changes in major items in consolidated cash flow statement:

Unit: million Currency: RMB

Items	Nine months ended 30 September 2016	Nine months ended 30 September 2015	Increase/ (decrease) (%)	Main reason(s) for the change
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	2,050	134	1,429.85	Mainly due to Xiamen Airlines Co., Ltd.’s receipt of advance payment for aircraft on transfer of purchase quota in the reporting period
Payment for acquisition of fixed assets, intangible assets and other long-term assets	8,725	5,344	63.27	Mainly due to the increase in advance payments for aircraft in the reporting period
Net payment for acquisition of subsidiaries and other business units	190	69	175.36	Mainly due to the payment for acquisition of equity interests in Southern Airlines (Group) Import and Export Trading Company in the reporting period
Proceeds from borrowings	14,900	10,978	35.73	Mainly due to the increase of loans and borrowings in the reporting period
Proceeds from issuance of bonds	39,309	-	100.00	Mainly due to the issuance of bonds and short-term financing bills in the reporting period
Repayments of borrowings	66,356	37,226	78.25	Mainly due to the increase of repayment of loans and borrowings in the reporting period

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3.2	Statements of retrospective adjustments

There was no retrospective restatement due to change in accounting policies nor correction of prior year accounting errors during the reporting period. As a result of the acquisition of equity interests in Southern Airlines (Group) Import and Export Trading Company, which constituted a business combination under common control, the comparative figures have been restated in accordance with the requirements of PRC Accounting Standards for Business Enterprises.

3.3	Analysis and explanation of the development of major events and their impact and proposal as to the solutions

☐Applicable ☑Not applicable

3.4	Performance of the undertakings by the Company and its shareholders holding more than 5% equity interests of the Company

☑Applicable ☐Not applicable

Undertakings given by CSAHC, the controlling shareholder of the Company, during the reporting period or existing to the reporting period are as follow:

1.	Upon completion of the Share Reform Plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAHC will support the Company in respect of the formulation and implementation of a management equity incentive system. It has been strictly performed.

2.	The Company and CSAHC entered into the “Property Compensation Agreement” on 22 May 1997, pursuant to which CSAHC agreed to compensate the Company for any losses or damages resulting from any challenge to or interference with the Company’s rights in the use of the land and buildings leased from CSAHC. It’s a long-term undertaking, and it has been strictly performed.

3.	In 1995, CSAHC and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAHC and the Company on 25 March 1995 (the Agreement was amended on 22 May 1997). According to the Separation Agreement, CSAHC and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAHC and the Company pursuant to the Separation Agreement. It’s a long-term undertaking, and it has been strictly performed.

4.	In respect of the connected transaction entered into between the Company and CSAHC on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various reasons. In this regard, CSAHC has issued an undertaking letter, undertaking that: (1) the above title certificates should be obtained by CSAHC by the end of 2008; (2) all the costs and expenses arising from the application of the relevant title certificates would be borne by CSAHC; and (3) CSAHC would be liable for all the losses suffered by the Company as a result of the above two undertakings, including but not limited to: a) any production losses arising from the lack of title certificates, b) any other losses occasioned by the potential risk arising from the outstanding title certificates. The application for the title certificates mentioned above remained outstanding for various reasons. Therefore, CSAHC issued an undertaking letter, undertaking that it would attend to and complete the above-mentioned obligation before 31 December 2016 and would compensate the Company for any losses arising from the undertakings.

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Due to such kind of change of ownership title requires compliance with the state and local laws and regulations, and a series of formalities in relation to the government approval is required to be attended to, CSAHC has been actively communicating with the government. However, as at the end of the reporting period, such undertakings are still in the course of being implemented. The performance period of this undertaking is up to 31 December 2016.

5.	The relevant undertakings under the Financial Services Framework Agreement between the Company and Southern Airlines Group Finance Company Limited (the "Finance Company"): (1) Finance Company is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group; (2) the operations of Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from Finance Company of the Company are definitely secure. In future, Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations; (3) in respect of the Company’s deposits with and borrowings from Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company; and (4) As the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company. It’s a long-term undertaking, and it has been strictly performed.

6.	On 8 July 2015, given the abnormal fluctuation of the stock market and based on its confidence in development prospects of the Company as well as the recognition of the values of the Company, CSAHC makes the following undertakings so as to facilitate the sustainable healthy development of the Company and safeguard the interests of the investors of the Company: (1) CSAHC will not reduce its shareholding in the Company during the abnormal fluctuation of the stock market; (2) CSAHC will take measures to increase its shareholding in the Company in line with market conditions in due course as permitted by relevant laws and regulations; and (3) CSAHC will continuously extend its support to the operational development of the Company, with an aim to assist the Company in improving operational results and maximizing investor returns of the Company. It’s a long-term undertaking, and it is being performed.

3.5	Warning in respect of, and the reason for, the forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes as compared to the corresponding period of the previous year

☐Applicable ☑Not applicable

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By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

28 October 2016

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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4、 APPENDIX

4.1	Financial Statements

Consolidated Balance Sheet

As at 30 September 2016

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	30 September 2016	31 December 2015 (After adjustments)	31 December 2015 (Before adjustments)
Current assets:
Cash at bank and on hand	4,654	5,610	5,444
Settlement reserves fund
Deposits with banks and other financial institutions
Financial assets at fair value through profit or loss
Derivative financial assets
Bills receivable
Accounts receivable	3,015	2,593	2,592
Prepayments	1,446	1,269	1,279
Premiums receivable
Receivables from reinsurers
Provisions for reinsurance contracts
Interest receivable
Dividends receivable	11	17	17
Other receivables	1,681	1,694	1,610
Purchase of financial assets resold
Inventories	1,773	1,606	1,606
Assets classified as held for sale
Non-current assets due within one year
Other current assets	1,322	1,870	1,870
Total current assets	13,902	14,659	14,418
Non-current assets:
Entrusted loans and advances
Available-for-sale financial assets	225	240	240
Held-to-maturity investments
Long-term receivables
Long-term equity investments	4,176	3,453	3,453
Investment properties	539	507	507
Fixed assets	144,179	142,462	142,454
Construction in progress	23,529	19,556	19,556
Construction materials
Fixed assets to be disposed of Bearer biological assets
Oil and gas assets
Intangible assets	3,118	2,889	2,889
Development costs
Goodwill
Long-term deferred expenses	615	640	640
Deferred tax assets	1,573	1,411	1,411
Other non-current assets	731	682	682
Total non-current assets	178,685	171,840	171,832
Total assets	192,587	186,499	186,250
Current liabilities:
Short-term loans	4,254	19,483	19,483
Borrowings from central bank
Deposits from customers and other banks
Advances from banks and other financial institutions
Financial liabilities at fair value through profit or loss
Derivative financial liabilities
Bills payable	300	771	771
Accounts payable	13,437	12,072	12,077
Sales in advance of carriage	6,301	7,131	7,131
Financial assets sold under agreements repurchase
Handling charges and commissions payable
Employee benefits payable	2,779	2,454	2,446
Taxes payable	1,461	240	236
Interest payable	670	385	385
Dividends payable		8	8
Other payables	4,744	5,052	5,035
Amounts due to reinsurers
Reserves on insurance contracts
Securities trading agency fees
Securities underwriting fees
Liabilities classified as held for sale
Non-current liabilities due within one year	10,088	9,964	9,964
Other current liabilities	18,513	8,000	8,000
Total current liabilities	62,547	65,560	65,536
Non-current liabilities:
Long-term loans	1,297	12,884	12,884
Bonds payable	14,302	3,000	3,000
Including: Preference shares
Perpetual bonds
Long-term payables	51,692	49,408	49,408
Long-term employee benefits payable	4	13	13
Special payables
Provisions
Deferred income	3,018	3,003	3,003
Deferred tax liabilities	824	938	938
Other non-current liabilities	2,666	1,895	1,895
Total non-current liabilities	73,803	71,141	71,141
Total liabilities	136,350	136,701	136,677
Owners' equity
Share capital	9,818	9,818	9,818
Other equity instruments
Including: Preference shares
Perpetual bonds
Capital reserve	13,951	14,351	14,336
Less: Treasury shares
Other comprehensive income	-14	59	59
Specific reserve
Surplus reserve	1,552	1,552	1,552
Provision for ordinary risks
Retained earnings	19,035	13,411	13,201
Total equity attributable to shareholders of the Company	44,342	39,191	38,966
Non-controlling interests	11,895	10,607	10,607
Total owners' equity	56,237	49,798	49,573
Total liabilities and owners' equity	192,587	186,499	186,250

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

11

Balance Sheet of the Company

As at 30 September 2016

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	30 September 2016	31 December 2015
Current assets:
Cash at bank and on hand	2,340	3,182
Financial assets at fair value through profit or loss
Derivative financial assets
Bills receivable
Accounts receivable	2,300	2,190
Prepayments	865	800
Interest receivable
Dividends receivable		17
Other receivables	1,205	998
Inventories	1,194	1,115
Assets classified as held for sale
Non-current assets due within one year
Other current assets	1,272	1,666
Total current assets	9,176	9,968
Non-current assets:
Available-for-sale financial assets	137	143
Held-to-maturity investments
Long-term receivables
Long-term equity investments	10,654	8,715
Investment properties	321	281
Fixed assets	113,344	111,898
Construction in progress	12,236	11,707
Construction materials
Fixed assets to be disposed of
Bearer biological assets
Oil and gas assets
Intangible assets	1,633	1,510
Development costs
Goodwill
Long-term deferred expenses	282	307
Deferred tax assets	1,540	1,375
Other non-current assets	585	632
Total non-current assets	140,732	136,568
Total assets	149,908	146,536
Current liabilities:
Short-term loans	4,105	15,003
Financial liabilities at fair value through profit or loss
Derivative financial liabilities
Bills payable
Accounts payable	10,372	9,490
Sales in advance of carriage	5,403	6,123
Employee benefits payable	1,961	1,959
Taxes payable	845	103
Interest payable	554	303
Dividends payable
Other payables	9,366	8,571
Liabilities classified as held for sale
Non-current liabilities due within one year	8,210	7,339
Other current liabilities	12,000	8,000
Total current liabilities	52,816	56,891
Non-current liabilities:
Long-term loans		10,216
Bonds payable	13,000	3,000
Including: Preference shares
Perpetual bonds
Long-term payables	44,913	41,740
Long-term employee benefits payable	2	11
Special payables
Provisions
Deferred income	2,340	2,402
Deferred tax liabilities
Other non-current liabilities	2,107	1,468
Total non-current liabilities	62,362	58,837
Total liabilities	115,178	115,728
Owners' equity
Share capital	9,818	9,818
Other equity instruments
Including: Preference shares
Perpetual bonds
Capital reserve	13,918	14,100
Less: Treasury shares
Other comprehensive income	-34	37
Specific reserve
Surplus reserve	1,552	1,552
Retained earnings	9,476	5,301
Total owners' equity	34,730	30,808
Total liabilities and owners' equity	149,908	146,536

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

12

Consolidated Income Statement

For the nine months ended 30 September 2016

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	Third quarter of 2016	Third quarter of 2015 (After adjustments)	Third quarter of 2015 (Before adjustments)	Nine months ended 30 September 2016	Nine months ended 30 September 2015 (After adjustments)	Nine months ended 30 September 2015 (Before adjustments)
1. Total revenue	32,574	32,012	32,001	86,652	85,351	85,328
Including: Operating income	32,574	32,012	32,001	86,652	85,351	85,328
Interest income
Premiums earned
Fees and commission income
2. Total operating costs	29,104	30,899	30,902	80,533	80,651	80,669
Including: Cost of sales	25,451	23,935	23,940	69,716	67,484	67,503
Interest expenses
Fees and commission expenses
Returned premium
Net compensation expenses
Net provision for insurance contract
Insurance policy dividend expenses
Reinsurance expenses
Business taxes and surcharges	38	77	77	152	209	208
Selling and distribution expenses	1,698	1,528	1,528	4,633	5,100	5,100
General and administrative expenses	843	761	761	2,201	2,060	2,060
Financial expenses	1,071	4,597	4,595	3,825	5,789	5,789
Assets impairment losses	3	1	1	6	9	9
Add: Gains/(losses) arising from changes in fair value (“-” for losses)
Investment income (“-” for losses)	411	172	172	836	612	612
Including: Share of profit of associates and joint ventures	408	172	172	822	600	600
Exchange gains (“-” for losses)
3. Operating profit (“-” for losses)	3,881	1,285	1,271	6,955	5,312	5,271
Add: Non-operating income	1,121	800	800	2,858	2,137	2,137
Including: Gains on disposal of non-current assets	200	1	1	491	45	45
Less: Non-operating expenses	14	21	21	35	50	50
Including: Losses on disposal of non-current assets	4	11	11	12	29	29
4. Total profits (“-” for losses)	4,988	2,064	2,050	9,778	7,399	7,358
Less: Income tax expenses	1,146	403	399	2,243	1,621	1,610
5. Net profit (“-” for net losses)	3,842	1,661	1,651	7,535	5,778	5,748
Net profit attributable to shareholders of the Company	3,309	1,184	1,174	6,441	4,686	4,656
Non-controlling interests	533	477	477	1,094	1,092	1,092
6. Other comprehensive income, net of tax	26	-26	-26	-76	-13	-13
Other comprehensive income (net of tax) attributable to shareholders of the Company	26	-18	-18	-73	-9	-9
(1) Items that will not be reclassified to profit or loss
1. Remeasurement of defined benefit plan liability
2. Share of other comprehensive income of the equity-accounted investee
(2) Items that may be reclassified to profit or loss:	26	-18	-18	-73	-13	-9
1. Share of other comprehensive income of the equity-accounted investee		-2	-2		-8	-8
2. Gains or losses arising from changes in fair value of available-for-sale financial assets	-1	-16	-16	-8	-1	-1
3. Gains or losses arising from reclassification of held-to-maturity investments to available-for-sale financial assets
4. Effective hedging portion of gains or losses arising from cash flow hedging instruments	27			-65
5. Translation differences arising on translation of foreign currency financial statements
6. Others
Other comprehensive income (net of tax) attributable to non-controlling interests		-8	-8	-3	-4	-4
7. Total comprehensive income	3,868	1,635	1,625	7,459	5,765	5,735
Attributable to shareholders of the Company	3,335	1,166	1,156	6,368	4,677	4,647
Attributable to non-controlling interests	533	469	469	1,091	1,088	1,088
8. Earnings per share:
(1) Basic earnings per share (RMB/share)	0.34	0.12	0.12	0.66	0.48	0.47
(2) Diluted earnings per share (RMB/share)	0.34	0.12	0.12	0.66	0.48	0.47

The net profit of acquiree before combination date of the business combination under common control was 4,000,000 and 10,000,000 respectively for the third quarter of this year and last year.

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

13

Income Statement of the Company

For the nine months ended 30 September 2016

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	Third quarter of 2016	Third quarter of 2015	Nine months ended 30 September 2016	Nine months ended 30 September 2015
1. Total revenue	22,880	23,068	61,234	61,224
Less: Cost of sales	18,083	17,351	49,587	48,894
Business taxes and surcharges	15	34	76	100
Selling and distribution expenses	1,224	1,243	3,325	3,830
General and administrative expenses	557	529	1,414	1,377
Financial expenses	936	3,853	3,334	4,900
Assets impairment losses	1		4	6
Add: Gains/(losses) arising from changes in fair value (“-” for losses)
Investment income (“-” for losses)	500	171	901	582
Including: Share of profit of associates and joint ventures	402	170	803	581
2. Operating profit (“-” for losses)	2,564	229	4,395	2,699
Add: Non-operating income	815	451	1,910	1,453
Including: Gains on disposal of non-current assets	84	1	129	36
Less: Non-operating expenses	10	14	24	36
Including: Losses on disposal of non-current assets	4	7	8	19
3. Total profits (“-” for losses)	3,369	666	6,281	4,116
Less: Income tax expenses	717	124	1,321	868
4. Net profit (“-” for net losses)	2,652	542	4,960	3,248
5. Other comprehensive income, net of tax	25	-11	-71	-7
Other comprehensive income (net of tax) attributable to shareholders of the Company
(1) Items that will not be reclassified to profit or loss
1. Remeasurement of defined benefit plan liability
2. Share of other comprehensive income of the equity-accounted investee
(2) Items that may be reclassified to profit or loss:	25	-11	-71	-7
1. Share of other comprehensive income of the equity-accounted investee	-1		-1	-5
2. Gains or losses arising from changes in fair value of available-for- sale financial assets	-1	-11	-5	-2
3. Gains or losses arising from reclassification of held-to-maturity investments to available-for-sale financial assets
4. Effective hedging portion of gains or losses arising from cash flow hedging instruments	27		-65
5. Translation differences arising on translation of foreign currency financial statements
6. Others
6. Total comprehensive income	2,677	531	4,889	3,241
7. Earnings per share:
(1) Basic earnings per share (RMB/share)
(2) Diluted earnings per share (RMB/share)

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

14

Consolidated Cash Flow Statement

For the nine months ended 30 September 2016

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	Nine months ended 30 September 2016	Nine months ended 30 September 2015 (After adjustments)	Nine months ended 30 September 2015 (Before adjustments)
1. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	92,532	91,369	91,369
Net increase in customer deposits and deposits in other banks
Net increase in borrowings from central bank
Net increase in advances from other financial institutions
Cash received from original insurance policy premium
Net cash received from reinsurance operations
Net increase in policyholders’ deposits and investment
Net increase in disposal of financial assets at fair value through profit or loss
Interest, fees and commissions received in cash
Net increase in advances from banks and other financial institutions
Net increase in repurchase of business funds
Refund of taxes and surcharges	12	383	383
Proceeds from other operating activities	1,771	1,710	1,710
Sub-total of operating cash inflows from operating activities	94,315	93,462	93,462
Payment for goods and services	57,149	56,863	56,893
Net increase in customers deposits and advances
Net increase in deposits with Central Bank and other banks
Compensation paid pursuant to original insurance contract and settled in cash
Interest, fees and commission paid in cash
Insurance policy dividend paid by cash
Payment to and for employees	13,149	13,239	13,202
Payment of taxes and surcharges	2,158	2,692	2,692
Payment for other operating activities	1,290	1,194	1,194
Sub-total of cash outflows from operating activities	73,746	73,988	73,981
Net cash flows from operating activities	20,569	19,474	19,481
2. Cash flows from investment activities:
Proceeds from disposal of investments
Investment income received	144	72	72
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	2,050	134	134
Net proceeds from disposal of subsidiaries and other business units
Proceeds from other investing activities	80	162	162
Sub-total of cash inflows from investing activities	2,274	368	368
Payment for acquisition of fixed assets, intangible assets and other long-term assets	8,725	5,344	5,344
Payment for acquisition of investments	34	38	38
Net increase in pledged loans
Net payment for acquisition of subsidiaries and other business units	190	69	69
Payment for other investing activities
Sub-total of cash outflows from investment activities	8,949	5,451	5,451
Net cash flows from investing activities	-6,675	-5,083	-5,083
3. Cash flows from financing activities:
Proceeds from investors	260	1,360	1,360
Including: Proceeds from non-controlling shareholders of subsidiaries	260	1,360	1,360
Proceeds from borrowings	14,900	10,978	10,978
Proceeds from issuance of bonds	39,309
Proceeds from other financing activities		324	324
Sub-total of cash inflows from financing activities	54,469	12,662	12,662
Repayments of borrowings	66,356	37,226	37,226
Payment for dividends, profit distributions or interest	2,718	2,355	2,344
Including: Dividends and profits paid to non-controlling shareholders of subsidiaries	73	2	2
Payment for acquisition of non-controlling interest of subsidiaries	238
Payment for other financing activities
Sub-total of cash outflows from financing activities	69,312	39,581	39,570
Net cash flows from financing activities	-14,843	-26,919	-26,908
4. Effect of changes in exchange rate on cash and cash equivalents	9	27	27
5. Net increase in cash and cash equivalents	-940	-12,501	-12,483
Add: Cash and cash equivalents at the beginning of the period	5,487	18,046	17,868
6. Cash and cash equivalents at the end of the period	4,547	5,545	5,385

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

15

Cash Flow Statement of the Company

For the nine months ended 30 September 2016

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	Nine months ended 30 September 2016	Nine months ended 30 September 2015
1. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	65,707	63,272
Refund of taxes and surcharges		319
Proceeds from other operating activities	1,563	1,619
Sub-total of operating cash inflows from operating activities	67,270	65,210
Payment for goods and services	38,535	36,738
Payment to and for employees	10,481	9,892
Payment of taxes and surcharges	1,143	1,239
Payment for other operating activities	730	725
Sub-total of cash outflows from operating activities	50,889	48,594
Net cash flows from operating activities	16,381	16,616
2. Cash flows from investment activities:
Proceeds from disposal of investments
Investment income received	231	58
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	324	3,089
Net proceeds from disposal of subsidiaries and other business units
Proceeds from other investing activities	25	77
Sub-total of cash inflows from investing activities	580	3,224
Payment for acquisition of fixed assets, intangible assets and other long-term assets	2,206	3,284
Payment for acquisition of investments	279	1,366
Net payment for acquisition of subsidiaries and other business units	400
Payment for other investing activities
Sub-total of cash outflows from investment activities	2,885	4,650
Net cash flows from investing activities	-2,305	-1,426
3. Cash flows from financing activities:
Proceeds from investors
Including: Proceeds from non-controlling shareholders of subsidiaries
Proceeds from borrowings	11,745	7,570
Proceeds from other financing activities	28,000
Proceeds from other financing activities
Sub-total of cash inflows from financing activities	39,745	7,570
Repayments of borrowings	52,292	29,448
Payment for dividends, profit distributions or interest	2,361	1,997
Payment for other financing activities
Sub-total of cash outflows from financing activities	54,653	31,445
Net cash flows from financing activities	-14,908	-23,875
4. Effect of changes in exchange rate on cash and cash equivalents	8	14
5. Net increase in cash and cash equivalents	-824	-8,671
Add: Cash and cash equivalents at the beginning of the period	3,080	10,662
6. Cash and cash equivalents at the end of the period	2,256	1,991

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

4.2	Audited Report

☐Applicable ☑Not applicable

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